Exhibit 20



       PROFFITT'S, INC. AND YOUNKERS, INC. ANNOUNCE MERGER AGREEMENT

           Contacts:     Proffitt's:    Julia Bentley
                                        (615) 983-7000
                                        (615) 981-6243
                         Younkers:      Alan Raxter
                                        (515) 247-7025

     The management of Proffitt's, Inc. and Younkers, Inc. have scheduled a conference call at 11:00 a.m. Eastern Time on October 23, 1995 to discuss the proposed business combination of the two companies. To participate, please call 1-800-314-3563 (10 minutes prior to the call).

     The management of Proffitt's, Inc. and Younkers, Inc. will host a luncheon in New York at the St. Regis Hotel on November 3, 1995 at 10:00 noon to discuss the proposed merger. For luncheon reservations, please call Beth Daley at (212) 816-7383.

     Knoxville, Tennessee and Des Moines, Iowa (October 23, 1995)-- Proffitt's, Inc. (NASDAQ: PRFT) and Younkers, Inc. (NASDAQ:
     YONK), two of the nation's leading regional specialty department store companies, jointly announced today that they have entered into an agreement with respect to a merger in which the two companies will be combined, with Younkers, headquartered in Des Moines, becoming a separate division of Proffitt's, Inc. The Boards of Directors of Proffitt's, Inc. and Younkers, Inc. approved the merger unanimously.

     Under the terms of the transaction, shareholders of Younkers, Inc. will receive .98 shares of Proffitt's, Inc. Common Stock for each share of Younkers, Inc. Common Stock. Proffitt's will issue approximately 8.8 million shares in the transaction, representing a transaction equity value of approximately $253 million, based upon Proffitt's, Inc. October 20, 1995 closing stock price of
     $28.75 per share.   The merger is expected to be completed in
     early 1996, subject to approval by shareholders of both companies and certain other conditions. The combination has been structured as a tax-free transaction and will be accounted for as a pooling of interests.

     Proffitt's, Inc. is a leading regional specialty department store company currently operating two divisions - the Proffitt's Division with 26 stores in Tennessee, Virginia, Georgia, Kentucky, and North Carolina and the McRae's Division with 28 department stores in Alabama, Mississippi, Florida, and Louisiana. For the twelve months ended July 29, 1995, Proffitt's, Inc. achieved record sales of $698 million, net
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     income of $18.8 million, and earnings per share of $1.66.
     Primarily as a result of acquisitions, the Company has grown revenues and net earnings at annual compound rates of 51% and 53%, respectively, over the last five fiscal years.

     Younkers, Inc. is a leading regional department store company with 53 stores in Iowa, Wisconsin, Nebraska, Michigan, Illinois, Minnesota, and South Dakota. For the twelve months ended July 29, 1995, Younkers achieved sales of $605 million, net income of $14.6 million, and earnings per share of $1.59. The Company has grown revenues and net earnings at annual compound rates of 14% and 30%, respectively, over the last five fiscal years.

     On a combined basis, the company will operate 107 department stores in sixteen states with annualized revenues in excess of $1.3 billion.

     R. Brad Martin, Chairman and Chief Executive Officer of Proffitt's, Inc., and W. Thomas Gould, Chairman and Chief Executive Officer of Younkers, expressed their commitment to and enthusiasm for the combination of the two companies. Mr. Martin stated, "We are very excited about the prospect of combining these two well-positioned, leading regional companies and complementing our respective strengths. The newly combined company creates one of the largest regional specialty department store chains in the United States. This combined business will be of a size to enjoy substantial benefits associated with increased economies of scale in the consolidating department store industry, while retaining the flexibility to serve our customers effectively on a market by market basis. Our common cultures and values and our geographical relationship make this combination a very natural fit. We believe that our combined strengths enhance value for our shareholders and opportunities for our associates."

     Mr. Martin further commented, "The merger with Younkers is a terrific complement to our dynamic organization and consistent with our strategy of operating stores in both small markets and larger metropolitan areas. With a major presence in an attractive and economically vibrant section of the United States, we see opportunities for further growth in Younkers' existing regions. Proffitt's growth orientation will create further opportunities for the Younkers team."

     Mr. Gould stated, "We believe the transaction is very favorable for our shareholders providing them with an interest in a solid, rapidly growing company with high performance standards and a proven track record. Proffitt's is an ideal partner for Younkers. Its organizational structure and management philosophy will enable our organization to operate as a separate division within Proffitt's, Inc., and at the same time, enjoy the benefits of shared resources and economics of scale."

     Mr. Martin also said, "The business combination is expected to be accretive to the earnings of Proffitt's, Inc. upon the realization of modest synergies in the combined business. The transaction will also lower the financial leverage of Proffitt's,
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     Inc., enhancing our capital strength and providing considerable flexibility for the consideration of additional strategic growth opportunities."

     There will be one-time charges related to the costs of the business combination and the restructuring of operations.

     Upon the closing of this merger, Younkers will operate as a separate department store division of Proffitt's, Inc., with its divisional headquarters in Des Moines. Mr. Martin will continue as Chairman and Chief Executive Officer of Proffitt's, Inc., and Mr. Gould will remain Chairman of Younkers and be named Vice Chairman of Proffitt's, Inc. Robert M. Mosco will remain President of Younkers Division and be named Chief Executive Officer of Younkers, reporting to Mr. Martin.

     Mr. Gould, along with the three other individuals currently serving on the Executive Committee of the Board of Directors of Younkers, Inc., will be nominated to serve as Directors of Proffitt's, Inc. The Board nominees are: Gerard K. Donnelly, Chairman of Princeton Middletown Partners, Inc. and former President and Chief Executive officer of H.C. Prange Company; Donald F. Dunn, former Senior Vice President of Allied Stores Corporation; and G. David Hurd, former Chairman and Chief Executive Officer of The Principal Financial Group.

     This announcement is neither an offer of securities nor a solicitation of proxies. An offering will only be made by means of a prospectus which is part of an effective registration statement, and proxies will only be solicited pursuant to a definitive proxy statement.

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